March 3, 2020

R. Scott Dennis
Chief Executive Officer
Invesco Real Estate Income Trust Inc.
1555 Peachtree Street, N.E. Suite 1800
Atlanta, Georgia 30309

       Re: Invesco Real Estate Income Trust Inc.
           Amendment to Draft Registration Statement on Form S-11
           Submitted February 21, 2020
           CIK No. 0001756761

Dear Mr. Dennis:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted February 21, 2020

Prospectus Summary
What is the per share purchase price?, page 11

1. We note your response to prior comment 2. Please include your response in this section of the filing.
Appendix A: Prior Performance Tables
Table III Operating Results of Prior Programs, page A-3

2. We note your response to prior comment 10 that in addition to operating activities, operating cash flows include outgoing cash flows to purchase investments as well as incoming cash flows from the sale of investments in accordance with the AICPA
 R. Scott Dennis
Invesco Real Estate Income Trust Inc.
March 3, 2020
Page 2
      Investment Companies Guide. Tell us how you considered disclosing the reason for the discrepancies noted in our prior comment, similar to your response, for an investor's better understanding of your presentation and assessment of the success of your prior programs.
       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameR. Scott Dennis
                                                          Division of
Corporation Finance
Comapany NameInvesco Real Estate Income Trust Inc.
                                                          Office of Real Estate
& Construction
March 3, 2020 Page 2
cc:       Aaron C. Hendricson
FirstName LastName